UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Fama Cash, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       July 10, 2015

Physical address of issuer
630 Freedom Business Center, 3rd Floor, King of Prussia, PA 19406

Website of issuer
www.famacash.com

Current number of employees
15

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	**271,332**	**990**
Cash & Cash Equivalents	**72,993**	**0**
Accounts Receivable	**3769**	**0**
Short-term Debt	**0**	**0**
Long-term Debt	**1,358,337**	**1,106,302**
Revenues/Sales	**0**	**0**
Cost of Goods Sold	**1,297,236**	**3,176,063**
Taxes Paid	**1232**	**0**
Net Income	**-1,322,901**	**-3,493,975**


April 25, 2019

FORM C-AR

Fama Financial Holdings, Inc.




   This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Fama Cash, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.famacash.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2019

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

   Forward Looking Statement Disclosure

   This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Fama Cash, Inc. (the "Company") is a Delaware Corporation, formed on December 28, 2017. The Company was formerly known as Fama, Inc.. The Company is currently also conducting business under the name of Fama Cash, Inc..

The Company is located at 630 Freedom Business Center, 3rd Floor, King of Prussia, PA 19406.

The Company's website is www.famacash.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Better way to spend, send & receive money. Our platform offers customers money transfer, airtime recharge. We sell [briefly describe products] to [briefly describe customer]. [We manufacture all of our products and utilize quality locally sourced materials to produce our products.] [We source our products from multiple vendors around the world and curate a collection of urban chic lifestyle goods for our millennial customers.]

RISK FACTORS

Risks Related to the Company's Business and Industry

Our patents and other intellectual property could be unenforceable or ineffective.
One of the Company's most valuable assets is its intellectual property. The Company intends to file patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market.
We will compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products or solutions developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.
It has no history, no clients, no revenues. If youare investing in this company, it's because you think that Famacash is a good idea, that the Famacash will be able to simplify the money transfer process, that we will be able to successfully market and sell the service, that we can price it right and sell it to enough people so that the company will succeed. We have yet to send money and we plan to go Live in June/July 2017. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be successful.
We estimate that we will require at least $500,000 to commence full operation. We believe that we will be able to finance the operation. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.
Investing in a startup exposes you to financial risk as a result of our limited operating history, our reliance on management, general market risks, limited transferability of Interests, reliance on the services of third parties, and other factors beyond our control. We cannot guarantee that an Investor will receive either a return of his or her investment or a return on his or her investment.

Our financial review includes a going concern note.
Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.
No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.
There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Famacash has priced the services at a level that allows the company to make a profit and still attract business.

Economic Contraction
Economic contraction in any of the markets that FAMA operates in will result in several challenges for FAMA's growth and development. Firstly, aggregate overall spending will decline, which will inherently result in less use of FAMA solutions. Secondly, in emerging markets contraction often results in a stronger migration to cash, further diminishing the use of electronic payments, which would lead to lower payments volume and therefore lower revenues. It appears that in the two primary markets FAMA will operate in, the United States and Bangladesh, economic contraction will be unlikely through 2018. According to the World Bank, the growth of the U.S. economy will be lackluster but steady, averaging about 2.5% per year while Bangladesh is expected to have 6.8% annualized growth through 2018.Here follows a list of some of the other markets FAMA is considering expansion to in the short to medium term with corresponding annual growth forecasts through 2018, based on reports from the World Bank, TradingEconomics.com, and internal analysis: Peru: 3.3% to 4.6% Mexico: 0.5% to 0.8% UK: 2.1% to 2.4% Holland: 1.7% to 2.0% India: 7.8% to 7.9% Pakistan: 2.8% to 4.5% Bahrain: 2.2% to 2.8% Qatar: 3.2 to 3.8% United Arab Emirates: 2.4% to 2.5% As per the above list, with the exception of Mexico, all countries FAMA plans to operate in should register minimum growth rates of 1.5%. In addition, FAMA's market diversification will allow for more efficient management of risk, lessening the impact of a severe shock brought on by unforeseen economic and political circumstances. However, it is worth mentioning that economic contraction in emerging markets will trigger migration to mature markets which will increase remittance service volumes.

Political Instability in Bangladesh
In spite of the economic opportunity that Bangladesh represents and in spite of strong GDP growth never dipping below 5% annualized since 2006, low-intensity political instability in the country persists at present. The instability is usually intensified during years or national elections or appointments of officials to key government posts. Bangladesh is occasionally also subject to small-scale acts of terrorism by internal and external agents. In spite of the above, economic

growth is forecasted to remain strong, and a newly enacted value added tax may result in additional income that, if managed accordingly, should result in more income distribution and lead to increased economic and political stability. Government authorities in the country also recognize that electronic payments are a key driver for economic growth and that investing in these types of solutions will provide positive dividends to the economy. Key to the political stability of the country will be parliamentary elections that must be held no later than January 2019. Although the incumbent party should remain in power and therefore continue to enact high growth economic policies, it will also be key and of most importance that the elections be held with limited violent incidents in order to retain long-term stability in the country.

Speculative Bubble in the Fintech Industry
As of May 2016, Fintech is a booming business among venture capitalists. Despite a downturn in investments in the overall high-tech sector, Fintech has proven to be an exception, with USD 5. 7 billion being invested in Ql 2016, with 85% of these investments coming from venture capital firms, as reported by KPMG and CB Insights. This figure was a 150% increase over Q4 2015, although the growth was tempered by three mega deals accounting for 54% of total investments in Ql 2016. Overall, over 218 deals were made during the last quarter with Fintech companies. It is only common sense to assume that these types of investment levels cannot be sustained forever and that it is only a matter of time before these dry up, and it is also possible that investment may collapse in light of mobile payment solutions not meeting market expectations, resulting in a speculative bubble. However, given that the mobile payment opportunity alone is expected to exceed a trillion dollars in 2019, it is most likely that investments in the Fintech industry will be cyclical in nature, with gaps in investment inflows lasting 1 to 3 quarters before they pick up, and FAMA expects this trend to continue through the early 2020's. To counter any future speculative bubble or severe downturn of investment funding, FAMA is relying on two strategies to ensure its long-term survival. Firstly, the company is putting a stronger emphasis and reliance in EB-5 investing versus venture capitalist funding. FAMA is the only company in the Fintech sector that has focused on this investment route. This gives FAMA access to investment and capital markets where there is less competition from other Fintech companies and where financial costs will be higher for FAMA.

Secondly, FAMA is taking a bootstrapped approach to management of the company and plans to do so until the company starts to generate significant revenue and, ultimately, profits. This will also facilitate building cash reserves to weather any investment dry periods in the Fintech industry.

Over-reaching Regulation
In any market FAMA operates in, there is always the risk that any government entity may over-regulate the payments industry. In mature markets, this may manifest itself by regulation strangling the business case in the form of high license fees, excessive permit requirements, costly underwriting of clients and end-users, and mandated velocity limit controls on payment activity designed to counter money laundering and fraud. In emerging markets, in addition to the regulations risks associated with mature markets, the added risk is with regulators creating monopolies (both on purpose and unintended), or giving strong preference to local providers, as seen with China Union Pay. FAMA's initial observations are that at least in the two primary markets the company initially plans to operate in, increase in regulation should not be an issue. In the United States, financial regulators have mostly focused on keeping a close eye on the banking sector and on short term money lenders. Within the payments space, they have

traditionally focused on regulating credit card interest rates but have largely left the payment processing side of the business intact. In Bangladesh, the analysis indicates that government regulators are interested in developing the electronic payment infrastructure of the country due to the residual benefits that this will bring to the economy, among them, increased financial literacy, a safer and faster means to transport money, and increased tax receipts.

Risk related to merchant and agents relationship

FAMA will depend, in part, on its merchant relationships and agent networks to grow its business. If it is unable to maintain these relationships, Fama's business may be adversely affected. Fama relies on the continuing growth of the Fama's merchant relationships, agent networks, and other product distribution channels. There can be no guarantee that sufficient growth will occur to maintain Fama's operations at projected levels. The loss of such relationships could negatively impact Fama's business and result in a reduction of Fama's revenue and profit. Further, if the number of mobile commerce transactions using the Fama mobile money network does not grow at projected levels or if consumers or businesses do not adopt Fama's services, it could have a material adverse effect on the profitability of Fama's business, financial condition, and results of operations.

The ability to recruit, retain and develop qualified personnel is critical to Fama's success and growth.

FAMA's business involves rapidly changing technological, social, economic, and regulatmy developments that require a wide-ranging set of expertise and skill. For it to successfully compete and grow, it must retain, recruit, and develop the necessary personnel who can provide the needed expertise. However, the market for qualified personnel is competitive and it may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Fama's effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect Fama's profitability. Fama cannot provide any guarantee that key personnel, including executive officers, will continue to be employed or that it will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on it and its ability to sustain profitability.

Fraud by merchants others could have a material adverse effect on Fama's business, financial condition and results of operations.

FAMA may have potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit, debit or prepaid card, card number or other credentials to record a false sales transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction that would be processed in the Fama network. Criminals are using increasingly sophisticated methods to

engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud would increase Fama's chargeback liability or other liability. Increases in chargebacks or other liability could have a material adverse effect on Fama's business, financial condition, and results of operations.

FAMA may experience software defects, computer viruses and development delays, which could damage customer relations, Fama's potential profitability and expose it to liability.

FAMA's products are based on sophisticated software and computing systems that often encounter development delays, and the underlying software may contain undetected errors, viruses or defects. Defects in Fama's software products and errors or delays inFama's processing of November 20, 2015 v3 27 electronic transactions could result in additional development costs, diversion of technical and other resources from Fama's other development efforts, loss of credibility with current or potential customers, harm to Fama's reputation, or exposure to liability claims. In addition, Fama may rely on technologies supplied by third parties that may also contain undetected errors, viruses or defects that could have a material adverse effect on Fama's business, financial condition and results of operations. Although it will attempt to limit Fama's potential liability for warranty claims through disclaimers in Fama's software documentation and limitation-of-liability provisions in Fama's license and customer agreements, it cannot assure that these measures will be successful in limiting Fama's liability.

FAMA will rely on various financial institutions to provide clearing services in connection with its settlement activities.

FAMA is unable to maintain clearing services with financial institutions and is unable to find replacements, Fama's business may be adversely affected. It will rely on various financial institutions to provide clearing services in connection with its settlement activities. If such financial institutions should stop providing clearing services it must find other financial institutions to provide those services. If it is unable to find a replacement financial institution Fama may no longer be able to provide processing services to certain customers, which could negatively impact its revenue and earnings.

Changes in card association and debit network fees or products could increase costs or otherwise limit Fama's operations.

From time to time, card associations and debit networks increase the organization and/or processing fees (known as interchange fees) that they charge. It is possible that competitive pressures will result in Fama absorbing a portion of such increases in the future, which would increase its operating costs, reduce its profit margin, and adversely affect its business, operating results, and financial condition. In addition, the rules and regulations of the various card associations and networks prescribe certain capital requirements. Any increase in the capital level required would further limit its use of capital for other purposes.

Failure to protect Fama's intellectual property rights and defend the itself from potential patent infringement claims may diminish Fama's competitive advantages or restrict it from delivering its services.

FAMA's patents, and other intellectual property are important to Fama's future success. Assurance of protecting Fama's trade secrets, know-how or other proprietary information cannot be guaranteed. Fama's patents could be challenged, invalidated or circumvented by others, and may not be of sufficient scope or strength to provide it with any meaningful protection or advantage. If Fama is unable to maintain the proprietary nature of its technologies, it could lose competitive advantages and be materially adversely affected. The laws of certain foreign countries in which it contemplates doing business in the future do not recognize intellectual property rights or protect them to the same extent as do the laws of the United States. Adverse determinations in judicial or administrative proceedings could prevent it from selling Fama's

services or prevent it from preventing others from selling competing services, and thereby may have a material adverse effect on its business and results of operations.

FAMA faces competition from global and niche or corridor money transfer providers, United States and international banks, card associations, card-based payments providers and a number of other types of service providers, including electronic and internet providers.

Fama's continued growth depends on Fama's ability to compete effectively in the industry. Money transfer and global business payments are highly competitive industries which include service providers from a variety of financial and non-financial business groups. Fama's competitors include banks, credit unions, ATM providers and operators, card associations, card-based payments providers such as issuers of e-money, travel cards or stored-value cards, informal remittance systems, web-based services, telephone payment systems (including mobile phone networks), postal organizations, retailers, check cashers, mail services, currency exchanges and traditional money transfer companies. These services are differentiated by features and functionalities such as speed, convenience, network size, hours of operations, loyalty programs, reliability, and price. Fama's continued growth depends on Fama's ability to compete effectively in this industry and it believes it will be able to do so given the comprehensive suite of services it eventually intends to provide as part of the Project.

We have not based the financial projections on actual operations.

Because our business has no operating history we cannot provide a balance sheet or income statement based on actual operations. We have based the pro forma financial projections included in the Business Plan on assumptions we believe are reasonable concerning future operations of Fama and on Fama 's experience in the mobile wallet industry. Because actual conditions will differ from those assumptions, and the differences may be material, we cannot assure you that these projections will prove accurate and caution you against placing excessive reliance on them in deciding whether to invest in the Partnership. Any increase in costs or decrease in revenues of Fama could affect your ability to receive a return of or on your investment.

FAMA must obtain Licenses.

Before commencing operations, Fama must obtain licenses from government agencies, including Money Services Business licenses when Fama's activity falls within the state definition of a money transmitter, among others. Cross-border transactions will require additional permits. While Fama do not know of any material impediments to obtaining any necessary permits, licenses, consents or approvals, we cannot provide assurance that unexpected difficulties will not materially delay or prevent obtaining them.

Increased competition may reduce profitability.

Businesses compete with Fama in one or more product categories. Some of these competitors have well established reputations or may have greater financial or marketing resources than Fama does. They may have greater resources than Fama available for sourcing, promoting and selling November 20, 2015 v3 31their products, or may be better able to sustain operating losses for a significant period while building market share. Increased competition may reduce Fama's profitability by lowering sales, lowering gross profits, or forcing it to increase spending on advertising or marketing.

Unfavorable publicity could harm the Project's reputation.
Bad publicity or bad word-of-mouth regarding the quality or safety of service has harmed other businesses similar to Fama and could undermine the success of Fama. In addition to negative reports of actual events in traditional media or on-line social network sites, bad publicity can result from unfounded allegations. Whether bad publicity has a factual basis or not, it can harm public perception of Fama and damage business by discouraging customers from using the Fama's services. Negative publicity could also discourage future lenders or investors from providing future financing.

Legal proceedings could materially affect our results.
From time to time, Fama may be a party to legal proceedings including matters involving personnel and employment issues, personal injury, intellectual property and other proceedings arising in the ordinary course of business. Although management does not know of any current basis for a legal claim against Fama, should claims arise in the future the expense of defending them, or paying settlements or judgments, could materially affect Fama's results and ability to sustain profitability.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Better way to spend, send & receive money. Our platform offers customers money transfer, airtime recharge. We sell [briefly describe products] to [briefly describe customer]. [We manufacture all of our products and utilize quality locally sourced materials to produce our products.] [We source our products from multiple vendors around the world and curate a collection of urban chic lifestyle goods for our millennial customers.]

Business Plan

Business plan will be attached as an exhibit.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Money Transfer	Sending remittance to Bangladesh	USA, Bangladesh
QR Payments	Merchant payments	USA
Airtime Recharge	Topping up minutes in prepaid mobile phones in 180 countries	180 countries

Money transfer, airtime recharge was launched in May 2018. We are starting a Joint-venture with a national bank of Bangladesh in July 2019. We have multiple new products in development.

Agents, online, and mobile channel.

Competition

The Company's primary competitors are Xoom.com, Western Union.

We will provide online and agent-based money transfer services for Bangladesh community.

Supply Chain and Customer Base

99tests.com, Amazon.com, Twillo, PrivoIT

We have 300 customers. We are still in the soft launch status and anticipating to make a major marketing effort in July 2019. We are also enhancing our User experience and a new website and the new app will be released in June 2019.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

N/a

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 630 Freedom Business Center, 3rd Floor, King of Prussia, PA 19406

The Company has the following additional addresses: 14 Wall Street, 20th Floor, New York, NY 10005 and 27-01 Queens Plaza, 13th Floor, Long Island City, NY 11101

The Company conducts business in New York, Pennsylvania, Bangladesh, India, and United Kingdom.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Fama Payments, Inc.	Limited Liability Company	Delaware	November 1, 2018	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Rabiul Karim

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 15 employees in Pennsylvania, Bangladesh, India, and .

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	19,242,679
Voting Rights	1 Vote each common stock
Anti-Dilution Rights	na
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	na

Type of security	Class B Common Stock
Amount outstanding	5,000,000
Voting Rights	10 vote per one Class B common stock
Anti-Dilution Rights	na
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	na

Securities issued pursuant to Regulation CF:

Type of security	_____
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Abu Hanip
Amount outstanding	$16,155.00
Interest rate and payment schedule	0
Amortization schedule	
Describe any collateral or security	
Maturity date	April 6, 2020
Other material terms	

Type of debt	Notes
Name of creditor	Saiful Khandaker
Amount outstanding	$66,340.30
Interest rate and payment schedule	0
Amortization schedule	
Describe any collateral or security	
Maturity date	April 13, 2020
Other material terms	

The total amount of outstanding debt of the company is 82,495.30.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes		$250,000.00	Company development, product development, marketing, sales	February 14, 2018	Rule 506(b)
_____ _____					Regulation CF

Ownership

A majority of the Company is owned by 6 people. Those people are Saiful Khandaker, Rabiul Karim, CB Bancorp, Hussain Shirazie, Reli Group, Inc., Akhtar Zaman, Md. Saifur Rahman

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Saiful Khandaker	72.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its seed round of financing on February 14, 2018. Following the Offering, we should have enough liquidity to execute our business plan until September 1, 2018. We intend to be profitable by August 2018. Our significant challenges are developing and marketing a viable product in a competitive environment and integrating with global partners.

The Company intends to profitability in the next 12 months by creating 100+ agents in New York City and getting more consumers app download.

Liquidity and Capital Resources

On February 18, 2019 the Company conducted an offering pursuant to Regulation CF and raised $500,000.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We have $1 million funding commitment from an investor.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Saiful Khandaker
(Signature)

Saiful Khandaker
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

FAMA CASH, INC.
(formerly Fama, Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

December 31, 2018 and 2017

Fama Cash, Inc.
(formerly Fama, Inc.)
Index to Consolidated Financial Statements
(Unaudited)



dbb*mckennon*

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

To Management of Fama Cash, Inc.
King of Prussia, PA

Management is responsible for the accompanying consolidated financial statements of Fama Cash, Inc. (a corporation) and its subsidiary (collectively the "Company"), which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended, and the related notes to the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the consolidated financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these consolidated financial statements.

We not independent with respect to Fama Cash, Inc.

The financial statements as of and for the year ended December 31, 2017 included herein have been prepared by management.

dbbmckennon

dbb*mckennon*
San Diego, California
April 30, 2019

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

FAMA CASH, INC.
(formerly Fama, Inc.)
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	December 31, 2018		December 31, 2017	
Assets:				
Current assets				
Cash	$	72,993	$	-
Accounts receivable		3,769		-
Prepaid expenses		990		990
Current assets		77,752		990
Property and equipment, net		2,580		-
Investment		191,000		-
Total assets	$	271,332	$	990
Liabilities and Stockholders' Deficit:				
Current liabilities				
Accounts payable	$	399	$	456
Accrued wages and bonuses		1,735,002		1,106,302
Accrued liabilities		17,213		6,317
Accrued rent		-		340,656
Convertible debt, net of discount of $188,405		311,595		-
Current liabilities		2,064,209		1,453,731
Note payable to related party		66,340		66,330
Note payable		17,120		17,120
Total liabilities		2,147,669		1,537,181
Commitments and contingencies (Note 5)		-		-
Stockholders' Deficit:				
Class A Common stock, par value $0.01; 200,000,000 shares authorized; 14,015,959, and 13,096,989 issued and outstanding, as of December 31, 2018 and 2017, respectively		140,159		130,970
Class B Common stock, par value $0.01; 25,000,000 shares authorized; 5,000,000 issued and outstanding, as of December 31, 2018 and 2017		50,000		50,000
Additional paid-in capital		3,134,219		1,645,021
Subscriptions receivable		(520,290)		(10,045)
Accumulated deficit		(4,675,038)		(3,352,137)
Accumulated other comprehensive loss		(5,387)		-
Total stockholders' deficit		(1,876,337)		(1,536,191)
Total liabilities and stockholders' deficit	$	271,332	$	990

See accountants' compilation report and the accompanying notes to consolidated financial statements.

FAMA CASH, INC.
(formerly Fama, Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenues	$ -	$ -
Operating Expenses:		
General and administrative	855,334	3,087,776
Sales and marketing	211,858	22,242
Research and development	230,044	66,045
Total operating expenses	1,297,236	3,176,063
Operating loss	(1,297,236)	(3,176,063)
Other income (expense):		
Interest expense	(317,860)	(317,912)
Other expense	(2,838)	-
Gain on settlement of lease	296,265	-
Total other income (expense)	(24,433)	(317,912)
Loss before provision for income taxes	(1,321,669)	(3,493,975)
Provision for income taxes	1,232	-
Net loss	$ (1,322,901)	$ (3,493,975)

See accountants' compilation report and the accompanying notes to consolidated financial statements.

FAMA CASH, INC.
(formerly Fama, Inc.)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
(Unaudited)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount					
December 31, 2016	11,371,666	$ 113,717	5,000,000	$ 50,000	$ 113,548	$ (100,100)	$ (912,379)	$ -	(735,214)
Sale of common stock for cash	125,323	1,253	-	-	77,729	(10,045)	-	-	68,937
Collection of Subscription Receivable	-	-	-	-	(100)	100,100	-	-	100,000
Stock-based compensation	1,600,000	16,000	-	-	1,453,844	-	-	-	1,469,844
Net loss	-	-	-	-	-	-	(2,439,758)	-	(2,439,758)
December 31, 2017	13,096,989	130,970	5,000,000	50,000	1,645,021	(10,045)	(3,352,137)	-	(1,536,191)
Sale of common stock for cash	918,970	9,189	-	-	992,478	(516,693)	-	-	484,974
Collection of subscription receivable	-	-	-	-	(3,280)	6,448	-	-	3,168
Beneficial conversion feature	-	-	-	-	500,000	-	-	-	500,000
Cumulative translation adjustment	-	-	-	-	-	-	-	(5,387)	(5,387)
Net loss	-	-	-	-	-	-	(1,322,901)	-	(1,322,901)
December 31, 2018	14,015,959	$ 140,159	5,000,000	$ 50,000	$ 3,134,219	$ (520,290)	$ (4,675,038)	$ (5,387)	$ (1,876,337)

See accountants' compilation report and the accompanying notes to consolidated financial statements.

4

FAMA CASH, INC.
(formerly Fama, Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Year Ended December 31, 2018	Year Ended December 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,322,901)	$ (2,439,758)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of debt discount	311,595	-
Stock-based compensation	-	1,439,219
Changes in operating assets and liabilities:		
Accounts receivable	(3,769)	-
Accounts payable	(57)	57
Accrued wages and bonuses	628,700	444,035
Accrued liabilities	10,896	6,317
Accrued rent	(340,656)	340,656
Net cash used in operating activities	(716,192)	(209,474)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(2,580)	-
Investment in equity investment	(191,000)	-
Net cash used in investing activities	(193,580)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from convertible debt	500,000	-
Proceeds from sale of common stock	488,142	199,562
Proceeds from note payable to related party	10	5,845
Proceeds from note payable	-	3,120
Net cash provided by financing activities	988,152	208,527
Effect of exchange rates on cash	(5,387)	-
Increase (decrease) in cash and cash equivalents	72,993	(947)
Cash, beginning of year	-	947
Cash, end of year	$ 72,993	$ -
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 1,232	$ -

See accountants' compilation report and the accompanying notes to consolidated financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Fama, Inc. (the "Company") is a Georgia Corporation formed on July 10, 2015. On February 2, 2018, the Company merged into Fama Cash, Inc., a Delaware corporation. The Company's headquarters are located in King of Prussia, Pennsylvania. The Company's consolidated financial statements included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company's primary operations consist of the development of Famacash. In addition to person-to-person payments and international remittance, Famacash is an open digital payments marketplace that offers both merchants and consumers a full range of solutions for all their payment and marketing needs. Famacash provides products for all components of the payments ecosystem including money transfer, P2P, bill payment, airtime recharge, loyalty, coupons and deals, as well as processing and Big Data support services, all from one, easy to use, mobile app or white labeled solution. Merchants that use Famacash for payment solutions will deliver a rewarding, personalized, and enriching experience for their shoppers, resulting in higher customer retention rates.

Going Concern
To date, the Company has relied upon proceeds from the sale of their common stock and loans from third parties and the majority shareholder. The Company expects to incur significant additional costs for the build-out of our concept and require working capital until we can generate positive cash flows from operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with the sale of additional common stock to third party investors. If the Company cannot raise additional capital or if revenue producing activities are delayed or slow to develop, the Company may consume all of the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. The consolidated financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Famacash India Private Limited. There were no transactions in this entity throughout 2017. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the

Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, international payment regulations, consumer tastes and trends, negative press, or competition from other entities. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments
Our investment in Fama Cash Ltd. is accounted for under the equity method.

Translation Policy
The U.S. dollar is the functional currency for domestic operations. Significant businesses where the local currency is the functional currency include the Fama Cash India Private Limited and Fama Cash Ltd. (Bangladesh).

For local currency functional locations, assets and liabilities are translated at end-of-period rates while revenues and expenses are translated at average rates in effect during the period. Equity is translated at historical rates and the resulting cumulative translation adjustments are included as a component of accumulated other comprehensive income ("AOCI").

Deferred Rent
The Company accounts for lease rentals that have escalating rents on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheet.

Revenue Recognition
The Company will recognize revenues from the sale of products and services when (a) pervasive evidence that an agreement exists (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. In general, revenue is recognized when services (marketing: coupons, deals, and

See accountants' compilation report.

loyalty programs) are rendered or products (gift cards, payment processing, remittances, global airtime top up and bill payment) are delivered/processed.

Income Taxes

The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Stock-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees, the fair value of the award is measured on the grant date and for non-employees, the fair value of the award is generally re-measured on vesting dates and interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. Awards granted to directors are treated on the same basis as awards granted to employees. During the years ended December 31, 2018 and 2017, the Company recognized stock-based compensation expense of $0 and $1,453,884, respectively, within general and administrative expenses.

Advertising

Advertising costs are expensed as incurred.

Research and Development

Research and development expenses are charged to operations as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

See accountants' compilation report.

NOTE 3 – INVESTMENTS

Equity Method Investment

The Company's equity method investment consists of Fama Cash Ltd. (50% ownership). A summary of combined financial information for this equity method investment is as follows: There were no operations during 2018.

Balance Sheet:	Year Ended December 31, 2018	
Current assets	$	21,178
Non-current assets		140,113
	$	161,291
Current liabilities	$	240
Non-current liabilities		159,753
Shareholders' equity		1,298
	$	161,291

NOTE 4 – NOTES PAYABLE

Note Payable to Related Party

During the years ended December 31, 2018 and 2017, the Company's Chief Executive Officer advanced the Company $10 and $5,845, respectively. The advances were used to fund operations. During 2017, the advances were memorialized into a promissory note due in April 2019. The note does not accrue interest. During the years ended December 31, 2018 and 2017, the Company recorded imputed interest expense of $5,073 and $5,307, respectively, based upon an 8.0% interest rate. The total principal amounts due as of December 31, 2018 and 2017 were $71,647 and $66,330, respectively.

Note Payable

In July 2016, the Company entered into a note agreement with a third party for $14,000 in proceeds. The proceeds were used for operations. The note is due in April 2019 and does not bear interest. During the year ended December 31, 2017, the note holder advanced an additional $2,155. The total principal amounts due as of December 31, 2018 and 2017 were $16,155 and $16,155, respectively. During the years ended December 31, 2018 and 2017, the Company recorded interest expense of $1,292 and $1,206, respectively, based upon an 8.0% interest rate.

Convertible Debt

In February 2018, the Company entered into a note agreement with a third party for $250,000 in proceeds. The proceeds were used for operations. The note is due in June 2019 and bears interest at 1.68% per year.

In May 2018, the Company entered into a note agreement with a third party for $250,000 in proceeds. The proceeds were used for operations. The note is due in August 2019 and bears interest at 1.68% per year.

Both of these convertible notes have identical conversion terms. The notes are convertible under three different scenarios:

See accountants' compilation report.

- Qualified Equity Financing Conversion: Automatically upon a qualified equity financing of at least $1,000,000. The number of conversion shares under this scenario is calculated as the total principal and interest outstanding divided by the lesser of (x) 75% of the lowest price per share in the financing and (y) $2,632,000 divided by the fully diluted capitalization of the Company immediately prior to the closing of the financing. Conversion shares under this scenario means the class of stock issued in the qualified equity financing.
- Change in Control Conversion: Upon a change in control (consolidation, merger, liquidation) if elected by the holder. The number of conversion shares under this scenario is calculated as the outstanding principal and interest balance divided by the conversion price. The conversion price under this scenario equals the greater of (x) three times the outstanding principal and interest and (y) the conversion price under the qualified equity financing conversion. Conversion shares under this scenario means preferred stock or Class B common stock, if preferred stock is not outstanding.
- Maturity Conversion: At or after maturity if elected by the holder. The number of conversion shares under this scenario is calculated as the outstanding principal and interest balance divided by the conversion price. The conversion price under this scenario equals lesser of (x) 75% of the lowest price per share in one or a series of sales of stock and (y) $2,632,000 divided by the aggregate number of common shares on the date of election. Conversion shares under this scenario means the most senior capital stock of the Company.

The Company determined that a beneficial conversion feature existed on these notes due to conversion of the notes at the option of the holder at maturity. The Company calculated the value of the beneficial conversion feature to be approximately $2.2 million, for which a discount of $500,000, the maximum amount, was recorded. The conversion was based upon a $0.17 per share conversion price, which was based on the most beneficial conversion price at the time of the agreements. During the year ended December 31, 2018, the Company recorded amortization of debt discount of $311,595 to interest expense, with a remaining discount of $188,405 as of December 31, 2018. The remaining discount will be amortized in 2019.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Employment Contracts
As of December 31, 2018 and 2017, the Company has employment contracts with three individuals for total annual compensation of $501,000. As of December 31, 2018 and 2017, accrued salaries related to these contracts recorded within accrued wages and bonuses were $1,392,835 and $891,835, respectively. In addition, these employment contracts include various bonus provisions. As of December 31, 2018 and 2017, accrued bonuses related to these contracts recorded within accrued wages and bonuses were $342,167 and $214,467, respectively.

Lease
In December 2015, commencing on March 1, 2016, the Company entered into a five (5) year lease agreement for its primary operations located in National Harbor, Maryland. The lease requires initial monthly rental payments of $6,355, with an annual increase of 3%. The lease contains a three (3) year renewal option at prevailing market rates, but no less than the monthly rent upon the final month of the lease term. Payments on the lease commenced in April 2016. In early 2017, the Company ceased making lease payments and vacated the premises. In February 2017, the Company was served with a suit claiming breach of the lease agreement for which, at the time, approximately $33,000 was due. During 2017, the Company increased the estimated lease amount due to $340,656 which represented the remaining lease payments required under the original lease. During 2018, the Company settled the claim for $21,000. A gain of $319,656 was recognized in other income in connection with the settlement.

Rent expense for the years ended December 31, 2018 and 2017 was $13,359 and $343,502, respectively.

See accountants' compilation report.

NOTE 6 – STOCKHOLDERS' DEFICIT

Preferred Stock
The board of directors is authorized to determine the designation, powers, preferences, and rights of preferred shares upon issuance. As of December 31, 2018 and 2017, no preferred shares were issued or outstanding.

Common Stock
The Company authorized 275,000,000 shares, comprised of 200,000 Class A common shares, 25,000 Class B common shares, and 50,000,000 preferred shares. All shares have a par value of $0.01. Class A and Class B common shares are identical except that Class B shareholders have 150 votes per share and Class A shareholders have one (1) vote per share.

In July 2015, the Company entered into a subscription agreement with a shareholder whereby the shareholder would purchase 1,666,666 shares of Class A and 750,000 shares of Class B common stock for $500,000. The shareholder ultimately paid a total of $229,100 for the shares and thus a subscription receivable representing that amount was recorded at the date of the agreements. The Company received proceeds of $90,055 and $88,700 during the years ended December 31, 2017 and 2016, respectively.

During the year ended December 31, 2017, the Company through a Regulation CF capital raise sold 32,641 shares of Class A resulting in net proceeds of $22,597.

During the year ended December 31, 2017, the Company sold 20,000 shares of Class A to a third party for net proceeds of $10,000.

During the year ended December 31, 2017, the Company sold 72,682 shares of Class A to a third party for net proceeds of $36,341.

During the year ended December 31, 2017, the Company issued 1,355,000 shares of Class A common stock to a bank in exchange for the bank's sponsorship, enabling the Company to process money transfers without obtaining a separate license. Upon issuance, the Company recognized stock-based compensation expense of $1,355,000, which was based upon the $1.00 sales price of the Class A common stock. The grant did not require additional performance and thus were expensed upon issuance.

During the year ended December 31, 2018, the Company sold 918,960 shares of Class A common stock to three individuals for gross proceeds of $1,001,666. As of December 31, 2018, $484,974 had been collected and $516,692 has been recorded as a subscription receivable on the consolidated balance sheet. Subsequent to year end, the Company has collected approximately $130,000.

Restricted Stock Grant
In September 2016, in connection with an employment agreement, the Company granted 200,000 shares of Class A common stock. The shares were to vest over a four-year period. The Company valued the shares at $0.50 on the date of the agreement based upon the most recent sales price of the Class A common stock. In 2017, the Company revised the agreement and immediately vested the remaining Class A common stock. The Company recorded compensation expense of $92,344 and $7,656 during the years ended December 31, 2017 and 2016, respectively. During 2017, the employee received an additional 45,000 shares of Class A for which were immediately vested and expensed totaling $22,500. The Company valued the shares at $1.00 on the date of the agreement based upon the most recent sales price of the Class A common stock.

All stock-based compensation is recorded within general and administrative expenses on the accompanying consolidated statements of operations.

See accountants' compilation report.

NOTE 7 – RELATED PARTY TRANSACTIONS

See Notes 3 and 4.

NOTE 8 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2018 and 2017:

	Year Ended December 31, 2018	Year Ended December 31, 2017
Income tax provision attributable to:		
Current taxes	$ 1,232	$ -
Deferred taxes	(276,494)	(91,391)
Valuation allowance	276,494	91,391
Net provision for income taxes	$ 1,232	$ -

The following table presents the deferred tax assets and liabilities as of December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Deferred tax asset attributable to:		
Net operating loss carryover	$ 242,205	$ 97,738
Accrued liabilities	435,889	303,862
Valuation allowance	(678,094)	(401,600)
Net deferred tax asset	$ -	$ -

At December 31, 2018, the Company had net operating loss carry forwards of approximately $1,403,000 that may be offset against future taxable income through 2036. The difference between the Company's tax rate and the statutory rate is due to a full valuation allowance on the deferred tax asset. The valuation allowance increased by $276,494.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Georgia state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2016. The Company currently is not under examination by any tax authorities.

On December 22, 2017, the Tax Cuts and Jobs Act ("Act") was signed into law in the U.S. The Act includes a broad range of tax reforms. The Company reflected the income tax effects of those aspects of the Act to the deferred tax assets and liabilities. The Company was required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company accounted for such during the year ended December 31, 2017 with a decrease to deferred tax assets with the offset to the valuation allowance.

NOTE 9 – SUBSEQUENT EVENTS

See accountants' compilation report.

In January 2019, the Company entered into a lease agreement for office space. The term of the lease is six months. Monthly payments are $1,408.

See Note 6 for an additional subsequent event.

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 30, 2019, the issuance date of these consolidated financial statements. Other than those disclosed, there have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.